Exhibit 12.1

Royal Caribbean Cruises Ltd.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years Ended December 31,
	2007	2006	2005	2004	2003

Earnings
Income before cumulative effect of a change in accounting principle	$603,405	$633,922	$663,465	$474,691	$280,664
Income tax expense	2,524	7,881	16,124	2,810	2,100
(Income) loss from equity investees	(7,837)	(4,417)	(6,661)	(1,912)	(1,694)
Fixed charges	394,503	327,263	310,442	343,272	307,369
Capitalized interest	(39,939)	(27,844)	(17,688)	(7,228)	(15,932)

Earnings	$952,656	$936,805	$965,682	$811,633	$572,507

Fixed Charges
Interest expense (1)	$373,723	$295,705	$287,438	$317,205	$284,328
Interest portion of rent expense (2)	20,780	31,558	23,004	26,067	23,041

Fixed charges	$394,503	$327,263	$310,442	$343,272	$307,369

Ratio of Earnings to Fixed Charges	2.4x	2.9x	3.1x	2.4x	1.9x

(1) Interest expense includes capitalized interest and amortization of deferred financing expenses.

(2) Interest portion of rent expense represents actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rent expense is representative of the interest factor.